Invest in🥇 SideHustle App 🥇

🛒The Buy-Sell-Refer Marketplace🛒

SIDEHUSTLEAPP.CO CORONA CALIFORNIA

Technology | Main Street | In



Be your own boss. Work when it works for you

Our previous business experiences convinced us that digital advertising has become too expensive and risky for small and medium-sized businesses, so we created an online marketplace where producers can showcase their products and services at no cost.

Alex Kabir CEO @ Invest in🥇 SideHustle App 🥇

ABOUT | UPDATES 0 | GRAPEVINE 13 | ASK A QUESTION 0

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. 👍 To date, SideHustle App has 266K downloads which prove market viability
2. As advertising gets more expensive SMB's are concerned about returns on their advertising investment. They prepay for advertising and hope for a return.
3. 💲 We harness the most powerful advertising strategy – referral marketing
4. 🎯 We make money by giving everyone opportunities to save money and earn money
5. Timing – our app is naturally viral, and our business is agile and globally scalable
6. Side hustlers and businesses advertise locally or nationally, free of cost on our app.
7. SideHustle App provides a platform where buyers can finally monetize their social network, and earn additional income in a short amount of time.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alex Kabir
CEO
We've launched our multi-sided marketplace vision where everyone benefits and are seeing it validated by the high volume of app downloads over the past two months.

Tom Seidel
Director Of Marketing
We're bringing real business value and growth to our SideHustle App users, our company and our investors. I'm improving our UX using my extensive sales, marketing and customer service experience.

Jamila Arapovic
Sr. Financial Advisor
We're monetizing our app in several ways to achieve growth in top-line financials and shareholder value.

Why you may want to support us...

OVERVIEW
STORY
INVESTOR
Q&A

1. 👍 To date, SideHustle App has 266K downloads which prove market viability
2. As advertising gets more expensive SMB's are concerned about returns on their advertising investment. They prepay for advertising and hope for a return.
3. 💲 We harness the most powerful advertising strategy – referral marketing
4. 🎯 We make money by giving everyone opportunities to save money and earn money
5. Timing – our app is naturally viral, and our business is agile and globally scalable
6. Side hustlers and businesses advertise locally or nationally, free of cost on our app.
7. SideHustle App provides a platform where buyers can finally monetize their social network, and earn additional income in a short amount of time.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alex Kabir
CEO
We've launched our multi-sided marketplace vision where everyone benefits and are seeing it validated by the high volume of app downloads over the past two months.

Tom Seidel
Director Of Marketing
We're bringing real business value and growth to our SideHustle App users, our company and our investors. I'm improving our UX using my extensive sales, marketing and customer service experience.

Jamila Arapovic
Sr. Financial Advisor
We're monetizing our app in several ways to achieve growth in top-line financials and shareholder value.

Shawn Usmani
CTO
We're managing and expanding our innovative SideHustle app and cloud-based back-end technologies to enable trusted interactions between businesses and their customers and develop economic value.

Why people love us

He's a great businessman with amazing vision. He will not stop till he makes this company to reach billions. I believe in him.

Jamila Arapovic
Sibling

Alex has been my consulting client for the past three months. I've witnessed Alex lead his technical and marketing teams well through the rigors of development and launch of SideHustle's 2nd generation mobile app. Alex has vision, confidence and passion that people feel when he walks into a room. He is principle-centered, disciplined, mature and steady. As a CEO and former VP of Sales and Marketing, I can tell you that Alex has the heart and fire-in-the-belly of a high performance sales leader with strong selling skills. Alex understands the current state of the digital marketing ecosystem and how risky and expensive it is for small and medium size businesses to advertise successfully. He... read more

Jeff Wolf Advisor $10,000

He is a marketing genius. He is so passionate and driven to build a company to help everyone.

Alexander Ming Isinhue Customer $1,000

See more on Buzz

Downloads

SideHustle Pitch Deck Updated WF.pptx

The Story of SideHustle



SIDE HUSTLE
SIDEHUSTLE
The Buy-Sell-Refer Marketplace
COPYRIGHT © 2019-2020 SIDEHUSTLE INC.

The idea for a new digital marketplace

For quite some time there have many trends that lend itself to rapid participation in the digital marketplace. Including a growing gig or side hustle economy, and the needs of all businesses to discover more efficient ways to seek out new customers. This is how the SideHustle App came to be.

All businesses including small businesses and side hustlers/freelancers need leads to survive and grow. The rules governing advertising expenditure and advertising return are dominated by a very few multinational corporations including Google, Facebook, etc. There is no certainty in the process. A business will spend an amount on a platform and hopes leads will be generated. And if a lead is generated, is the lead exclusive or has it been shared? And what is the level of interest – is the consumer just looking and gathering information or is he or she ready to make a purchase.?

What if a business paid for a lead ONLY IF THAT LEAD RESULTED IN A SALE? There would be 100% certainty in advertising expenditure and no waste.

What if there was a platform that paid consumers/buyers for every word-of-mouth lead generated that resulted in a sale? Such a platform would generate the highest quality leads – word-of-mouth leads. If only there was a platform like this?

There is such a platform – SideHustle App. And the savings associated with advertising expenditure will allow side hustlers and businesses the opportunity to pass on the savings to consumers in the form of lower prices. This is the mission that Alex Kabir, CEO of SideHustle App, set out to accomplish.



WHY WAS SIDEHUSTLE APP CREATED?
Buyers are not receiving a monetary reward for producing word-of-mouth leads – the best form of advertising.
Customary advertising channels have no level of certainty and has become too expensive.
COPYRIGHT © 2019 SIDEHUSTLE INC.
SIDEHUSTLE
DOWNLOAD THE SIDEHUSTLE APP AND GET Unlimited Leads for FREE
App Store
Google Play

He had an idea for a new digital marketplace

Alex saw that many societal trends favored the rapid growth of such a marketplace, such as a growing gig economy and the needs of businesses to find new, cost-effective ways to find customers. So he gathered a talented IT team and quickly created a marketplace where small businesses could find and effectively market to their target customers for free. This is how SideHustle was born.

We needed a mobile app to bring people into the marketplace

So we developed one. We also needed a cloud-based platform to connect all of our app users, and developed that too, along with a roadmap for integrating new fintech technologies to increase the value for our users over time. All hard work, but an incredible team effort and accomplishment!

We launched our first version of the app in the summer of 2019. Our team, with the help of our early users, learned many ways to improve the marketplace experience. So we developed a second generation of our app, for IOS and Android, and launched in early 2020. A quarter-million downloads so far and climbing.



THE SOLUTION
RAISE
Ad Conversion Rates
Transactional Transparency
ELIMINATE
Barriers to Entry
Speculative Ad Spend
Losses from bots
SIDEHUSTLE
VALUE PROPOSITIONS
CREATE
Crowd Share Marketplace
New Business Profits
Income for SideHustlers
REDUCE
Monopolies
Fraud
COPYRIGHT © 2019 SIDEHUSTLE INC.

Now we're adding value to our SideHustlers

We're improving the ways businesses and service providers get to creatively express themselves and share their businesses and special offers with target customers. We're making it easier for shoppers to find deals they are interested in. We're activating SideHustlers, and putting them to work for businesses that advertise on our platform giving them opportunities to earn commissions on referred sales.



MARKET TRACTION
Source: Google Analytics
Downloads/day history with user age and gender
266K
17M
7.9M
$184.91
Alpha (MVP) release
Beta release
COPYRIGHT © 2019-2020 SIDEHUSTLE INC.

Our SideHustlers are invited to share in our growing success

SideHustle App users who have been helping our platform grow can now participate as investors through this crowdfunding offer, and more fully share in our success.

Thanks for choosing us!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We help businesses, professional side hustlers and freelancers reach their customers and clients with no-cost ads. We help buyers save money and earn money by referring deals to people they know.

Where will your company be in 5 years?

We hope to build shareholder value and to be positioned to go public (this cannot be guaranteed). We plan to expand our global reach through releasing localized apps for India, South America, ME and China markets.

Why did you choose this idea?

Our previous business experiences convinced us that digital advertising has become too expensive and risky for small and medium-sized businesses, so we created an online marketplace where producers can showcase their products and services at no cost.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Several trends are creating demand now for our app. Growing numbers of gig workers are actively seeking income opportunities. Small businesses are struggling to engage enough customers. Meanwhile digital advertising costs have been driven up by demand from large companies, making it too expensive for small businesses and gig workers to buy adds, and making it highly unlikely that the ads they do purchase will appear high enough in search results to get noticed. Gig workers and small businesses now need new ways to market and advertise their products and services, and refer their friends and colleagues to businesses they know and trust.

What is your proudest accomplishment?

We have successfully launched two generations of mobile apps and exceeded our download targets every month. We are successfully scaling our cloud service capacity to handle the ever increasing volume of user interactions.

How far along are you? What's your biggest obstacle?

To date, we have 266K downloads including over 25K side hustlers and businesses.

As our app develops and matures, we need to expand the size and combined expertise of our developmental team. Currently, our biggest obstacle is raising capital to hire the resources necessary to service and improve our platform.

Who are your competitors? Who is the biggest threat?

Thumbtack, Angie's List and Yelp. These companies have developed market presence, with older business models that include open public forums for reviewers that seek exposure. These sites tend to appeal to homeowners, or people who frequently use restaurants. We believe the market is ready for a new marketplace model, based on positive recommendations from familiar people, that appeals to a broader audience including those who do not own homes and do not frequent restaurants.

What do you understand that your competitors don't?

Our team understands small businesses and their needs, and how to grow a small business. We understand digital advertising best practices and recent market dynamics. We understand fintech, especially for commercial transactions and where the technology is headed. We understand how to manage software development. We are confident that the combination of our team's skills and experience and our ability to execute well together give us a competitive advantage.

How will you make money?

There are 2 primary ways SideHustle App will make money.

1. In-App Affiliate Marketing
2. Premium Placement features

Deals from side hustlers and businesses can be found by buyers in the app Marketplace and are currently categorized by offer type (automotive, beauty & wellness, insurance, etc.), but buyers also have the ability to peruse deals using more popular sections of the app including New Offers (brand new to the app), Recommended (those deals most recommended by buyers), and Emergency Services. All side hustlers and businesses can increase their chances of success by having the opportunity to purchase premium placement, so their ad shows up at the "front of the line".

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

What do you need the most help with?

Access to thought leaders in advertising, fintech and IT.

What would you do with the money you raise?

The money we raise will be used for 2 primary purposes.

1. We will secure new organization resources required to deploy new planned versions, make improvements to the app, and stay on top of new and emerging technologies.

2. Deploy a more robust marketing effort to reach more buyers, side hustlers, businesses, early adopters, key influencers, and thought leaders in pertinent verticals and industries that apply to SideHustle App

How did you come up with the valuation for SideHustle App?

We valued the platform through the Gust.com platform and they provided a value of $7,200,000 based on the Southern California market. We are giving a significant discount in this round to our friends, family and app users to participate in this round.